UFJ Holdings, Inc

Address: UFJ Holdings, Inc.
1-1, Otemachi 1-chome, Chiyoda-ku,
Tokyo 100-8114, JAPAN
Facsimile: 81-3-3212-5867
Telephone: 81-3-3212-5458

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE:	November 21, 2003
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	010-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	5 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

November 21, 2003

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
<u>12g-3-2(b) Under the Securities Exchange Act of 1934</u>

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

November 21, 2003

To Whom It May Concern:

UFJ Holdings, Inc.
UFJ Bank Limited
Nippon Shinpan Co., Ltd.

Nippon Shinpan will join the UFJ Group

- Aspiring to be the best financial group in the retail market -

UFJ Bank Limited ("UFJ Bank") and Nippon Shinpan Co., Ltd ("Nippon Shinpan") have today reached a basic agreement to form a strategic alliance, in order to secure further business development by reinforcing the retail business.

1. Purpose of the agreement

UFJ Bank and Nippon Shinpan will aim to be the best financial services group in the retail market in Japan, by forming a strategic alliance both in terms of capital and business.

The new alliance will dramatically improve the two companies' competitiveness in the retail business and provide customers with more advanced comprehensive financial services by effectively utilizing their expertise and network.

2. Outline of the agreement

(1) UFJ Bank will position Nippon Shinpan as "the core company in the UFJ Group's retail strategy", and the two companies will enhance business cooperation.

(2) Nippon Shinpan will plan to issue equity, assuming UFJ Bank to subscribe it, in order to improve its financial strength as quickly as possible.

(3) UFJ Bank will make Nippon Shinpan its consolidated subsidiary, subject to the satisfaction of necessary conditions under the appropriate laws and ordinances.

3. Schedule (plan)

Nov. 21, 2003	Basic agreement
Latter half of Jan. 2004	Final agreement
Mar. 2004	Nippon Shinpan will issue new equity to UFJ Bank.
From Apr. 2004	Nippon Shinpan will prepare for becoming a subsidiary of UFJ Bank.
Around Mar. 2005	Nippon Shinpan will become a consolidated subsidiary of UFJ Bank, and the two companies will begin full-collaboration on business development. (Partial cooperation will start earlier.)

(Note) The detail of Nippon Shinpan's capital raising, including the amount and other conditions, is to be determined by the two companies and be announced at the timing of the final agreement.

4. Nippon Shinpan's actions to take a leap forward

By taking the following measures, Nippon Shinpan aims to further reinforce its financial soundness. In addition, it will enhance business competitiveness through pursuing synergy effects with the UFJ Group, so as to achieve improvement of services to be provided for customers and business partners and dramatic increase in profitability.

(1) Through issuing new shares, Nippon Shinpan will reinforce its shareholders' equity and strengthen its financial soundness.

(2) Through securitizing substantial amount of assets, pursuing efficient control of its cash positions and other measures, Nippon Shinpan will reduce the amount of the interest bearing liabilities to around 1 trillion yen by the end of March 2004.

(3) In accordance with this strategic alliance, Nippon Shinpan will fully revise the ongoing mid-term business plan, "NicoS V Plan" and determine a new 3-year business plan. The detail of the new mid-term plan is to be announced around January 2004.

Nippon Shinpan's financial targets for the FY 2006 (non-consolidated):

Ordinary profit: more than 50 billion yen
(16.2 billion yen in FY 2002)

Interest bearing liabilities: less than 900 billion yen
(1,570.6 billion yen as of March 2003)

<Overview>

(March 31, 2003)

Trade name	Nippon Shinpan Co., Ltd.	UFJ Bank Limited
Main business	Consumer credit business	Banking business
Establishment	June 1951	December 1933
Location of head office	Tokyo	Nagoya
President	Kazuhiro Omori	Masashi Teranishi
Paid in capital	36.7 billion yen	843.6 billion yen
Number of shares outstanding	303,178 thousand	5,033,316 thousand
Common shares	303,178 thousand	4,485,760 thousand
Preferred shares	—	547,556 thousand
Fiscal year end	March 31	March 31
Shareholders' equity	125.1 billion yen	1,829.0 billion yen
Total assets	4,281.8 billion yen	68,824.4 billion yen
Number of employees	4,954	18,125
Major shareholders & ownership ratios (common shares)	UFJ Bank Limited 7.69% Nippon Life Insurance 5.05% Taiyo Mutual Life Insurance 4.88%	UFJ Holdings, Inc. 100%

Credit card business of Nippon Shinpan Group:

Number of memberships	14.52 million
Amount of Credit	2,561.1 billion yen
Shopping	1,728.8 billion yen
Cashing	832.3 billion yen
Number of merchants	1,407 thousand